UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	November, 2003

Commission File Number	000-19865

CEDARA SOFTWARE CORP. (Registrant’s name)

6509 Airport Road Mississauga, Ontario, Canada L4V 1S7 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	X	Form 40-F

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Documents Included as Part of this Report

No.	Document

1.	Press Release dated November 12, 2003 concerning Cedara's signing of a major agreement with Cerner.

Document 1

FOR IMMEDIATE RELEASE:

Contact:	News Release
Michelle Pommells, Director Product Communications Cedara Software Corp. (905) 672-2100 ext. 2564 info@cedara.com

Cedara Signs Major Agreement with Cerner

TORONTO, November 12, 2003 — Cedara Software Corp. (TSX:CDE/OTCBB:CDSWF), a leading independent developer of medical software technologies for the global healthcare market, announced that it has signed an agreement with Cerner Corp. to supply certain of its medical imaging technologies and related support services.

The agreement is valued at a minimum of Cdn. $7.1 million, substantially all of which will fall within the current fiscal year.

“We are delighted that Cedara has secured this major agreement with Cerner, a leading supplier of healthcare information technology,” said Abe Schwartz, Cedara’s President and CEO.

For more information, visit the Cedara website at www.Cedara.com or contact:

Michelle Pommells, Cedara Software Corp., (905) 672-2100 ext. 2356. Email: info@cedara.com.

For investor-related inquiries, contact:

Fraser Sinclair, Chief Financial Officer and Corporate Secretary (905) 672-2100 ext. 2405 Email: fraser.sinclair@cedara.com

About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world’s leading medical device and healthcare information technology companies. Cedara software is deployed in hospitals and clinics worldwide – approximately 20,000 medical imaging systems and 4,600 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The company’s medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images; the sharing and archiving of images; sophisticated tools to analyze and manipulate images; and even the use of imaging in surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography (CT), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging (MRI), nuclear medicine, positron emission tomography (PET) and ultrasound.

Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.

All trademarks appearing in this release are the property of Cedara Software Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2003

CEDARA SOFTWARE CORP.

By:	/s/ Fraser Sinclair

Fraser Sinclair
Chief Financial Officer